

July 29, 2013

Via E-Mail
Michael B. Haines
Chief Financial Officer
Retail Opportunity Investments Corp.
8905 Towne Centre Drive, Suite 108
San Diego, CA   92122

> **Re: Retail Opportunity Investments Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 001-33749**

Dear Mr. Haines:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012 filed February 27, 2013

Report of Operating Results, page 32

1. We note your response to comment one in our letter dated June 28, 2013 relating to the inclusion of bargain purchase gains in your FFO. In future filings expand your discussion of FFO to disclose the amount and origin of such gains, similar to your discussion of acquisition costs on page 32.

Contractual Obligations, page 39

2. We note your response to comment five in our letter dated June 28, 2013. Please provide us your reconciliation of the amount of operating lease obligations disclosed in your tabular presentation of contractual obligations to the amount of lease commitments disclosed in note 11 to the financial statements.

       If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486.

                         Sincerely,

                         /s/ Daniel L. Gordon

                         Daniel L. Gordon
                         Branch Chief